UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   December 15, 2006



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

(b) (c) Archer-Daniels-Midland Company (the "Company") appointed John Stott, 39, as Vice President and Controller, effective December 15, 2006. Mr. Stott succeeds Steven Mills, who has been appointed Senior Vice President – Strategic Planning. The Company issued a press release relating to these events which is furnished as Exhibit 99 to this Current Report on Form 8-K and incorporated by reference herein.

Item 9.01   **Financial Statements and Exhibits**.

(d) Exhibits   The following exhibits are filed herewith:

    99   Press Release dated December 15, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: December 21, 2006   By   /s/ David J. Smith
                                          David J. Smith
                                          Executive Vice President, Secretary and
                                           General Counsel

EXHIBIT INDEX

Exhibit	Description	Method of Filing
99	Press Release dated December 15, 2006	Filed Electronically



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

December 15, 2006   FOR IMMEDIATE RELEASE

ADM ANNOUNCES SENIOR MANAGEMENT APPOINTMENTS

Steven Mills has been named Senior Vice President-Strategic Planning for Archer Daniels Midland Company. Mr. Mills will continue to serve as a member of the Strategic Planning Committee and will report to ADM CEO and President **Patricia Woertz**.

Mr. Mills joined ADM in 1979 and has 29 years of finance experience, most recently serving as Group Vice President and Controller. In his new role, Mr. Mills will be focused on strategic initiatives including business development, merger and acquisition coordination, scorecard development/alignment, and competitive intelligence analysis. ADM's Planning and Business Development group will report to Mr. Mills.

A certified public accountant, Mr. Mills received a Bachelor of Science degree in mathematics from Illinois College.

John Stott has been appointed Vice President and Controller. In this position, Mr. Stott will be responsible for all accounting functions at ADM. Mr. Stott joined ADM in 1992 and has had a variety of financial and treasury responsibilities both domestically and internationally. He most recently served as Operations Controller. Mr. Stott will report to **Doug Schmalz,** Senior Vice President and Chief Financial Officer.

Mr. Stott, educated in England, is a Fellow member of the Association of Chartered Certified Accountants and an Associate member of the Association of Corporate Treasurers.

Also reporting to **Doug Schmalz** will be the Investor Relations department. This move serves to streamline the Company's financial reporting processes and strengthen the Company's investor relations initiatives. **Dwight Grimestad** will continue to serve as Vice President-Investor Relations, reporting to Mr. Schmalz.

Archer Daniels Midland Company (ADM) is the world leader in BioEnergy and has a premier position in the agricultural processing value chain. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is a leading manufacturer of biodiesel, ethanol, soybean oil and meal, corn sweeteners, flour and other value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 240 processing plants and net sales for the fiscal year ended June 30, 2006 of $37 billion. Additional information can be found on ADM's Web site at http://www.admworld.com/.

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From: Brian Peterson, Senior Vice President-Corporate Affairs
217/424-5413